Nationwide Variable Insurance Trust
Sub-Item 77E Exhibit
Legal Proceedings
12-31-17 Annual Report

POTENTIAL MATERIAL LITIGATION

 Tribune Company Litigation

 Nationwide S&P 500 Index Fund, a series of Nationwide Mutual Funds (“NMF”), and NVIT S&P 500 Index Fund, a series of Nationwide Variable Insurance Trust
(“NVIT”) (together, the “Funds”), were named as defendants in two lawsuits that are consolidated in a multi-district litigation pending in the United States
District Court for the Southern District of New York (the “Court”), captioned
In re Tribune Company Fraudulent Conveyance Litigation, No. 11-MD-2296-RJS
(the “MDL”). The MDL arises from the 2007 leveraged buyout of The Tribune
Company (“Tribune”) (the “LBO”) and Tribune’s subsequent bankruptcy and reorganization.  In connection with the LBO, thousands of Tribune shareholders, including the Funds, sold Tribune shares back to Tribune.

 The MDL includes a series of lawsuits brought by individual creditors of
Tribune (the “Individual Creditor Actions”), and a lawsuit by a court-appointed trustee (the “Trustee”) on behalf of the committee of unsecured creditors of
Tribune (the “Committee Action”). These lawsuits seek to unwind the LBO stock repurchases as fraudulent transfers and recover the stock repurchase proceeds paid to the Tribune shareholders who participated in the LBO. The Funds were named as defendants in the Committee Action and one of the Individual Creditor
Actions; NMF and Nationwide Fund Advisors (“NFA”) were previously named as defendants in the Committee Action, but NMF and NFA have since been dismissed from the lawsuits. According to the most recent amended complaint filed in the Committee Action, the Nationwide S&P 500 Index Fund is alleged to have received $1,329,720 in exchange for the shares it tendered in the LBO, and the
NVIT S&P 500 Index Fund is alleged to have received $1,150,508 in the LBO.
Plaintiffs seek to unwind the LBO transactions and recover the amounts received by the Funds.

 The Court entertained a first round of motions to dismiss in the Individual
Creditor Actions (the “Phase One Motions”). Following briefing and argument on the Phase One Motions, the Court entered an order dismissing the Individual
Creditor Actions in their entirety on the grounds that the individual creditor plaintiffs lack standing to pursue their claims. The parties appealed the
Court’s dismissal order to the United States Court of Appeals for the Second
Circuit (the “Second Circuit”), and, on March 29, 2016, the Second Circuit
affirmed the dismissal, albeit on the grounds that the individual creditor plaintiffs’ claims are preempted by the Bankruptcy Code’s safe harbor for securities transactions.  The individual creditor plaintiffs petitioned the
Second Circuit for rehearing of the appeal, and the Second Circuit denied that petition. The individual creditor plaintiffs then petitioned the United States
Supreme Court for review of the Second Circuit’s decision, and that petition is pending.

 On January 6, 2017, the Court entered an order dismissing the Committee Action with prejudice, holding that the Trustee failed to plead facts sufficient to state a claim against the shareholder defendants for intentional fraudulent transfer. The District Court has advised that it will certify the dismissal
Order for appeal to the Second Circuit after it disposes of additional pending motions to dismiss in the MDL (unrelated to the claims against shareholder defendants). The potential exposure the Funds face is the amount they received in connection with the buyout together with interest and costs. Given the number of unknowns at this early stage of the litigation, it is not possible to predict the likely outcome of the MDL.